

Mail Stop 4561

November 13, 2008

Robert J. Attea
Chief Executive Officer
Sovran Self Storage, Inc.
6467 Main Street
Williamsville, New York 14221

      Re: **Sovran Self Storage, Inc.**
                  Form 10-K for Fiscal Year Ended
                  December 31, 2007
                  Filed February 28, 2008
                  File No. 001-13820

                  Sovran Acquisition Limited Partnership
                  Form 10-K for Fiscal Year Ended
                  December 31, 2007
                  Filed February 28, 2008
                  File No. 000-24071

Dear Mr. Attea:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sovran Self Storage, Inc.'s Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

1. In subsequent filings, please consider disclosing the general terms and conditions of your typical rental agreements with your customers. For example, please disclose whether you primarily rent storage space on a week-to-week, month-to-month or year-to-year basis.

Item 2. Properties, Page 13

2. In future filings, please disclose the average annual rental per square foot as of the end of your most recently completed fiscal year. Please provide this information on a portfolio basis.

3. In future filings, please disclose the average occupancy rate as a percentage and provide this information on a portfolio basis.

4. We note in your "Management's Discussion and Analysis of Financial Condition and Results of Operations" section that you have had fluctuations in your occupancy rates. Please explain how you measure occupancy and please consider disclosing this information in future filings.

Sovran Self Storage, Inc.'s Definitive Proxy Statement on Schedule 14A

Executive Officers of the Company, page 12

5. In future filings, please disclose the business experience of your executive officers. Please refer to Regulation S-K, Item 401(e).

Compensation Discussion and Analysis, page Base Salary, page 12

6. We note your disclosure on page 13 that you proposed a 5 percent increase in the base salaries of your executive officers. In future filings, please describe in more detail how and why you arrived at your decisions regarding your executive officer's base salaries.

7. In future filings, with respect to long-term incentive awards, please provide a more detailed analysis of how the company determined the actual awards. Please disclose the actual factors considered in making the equity awards for each named executive officer.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief